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                   January 20, 2023

       Garett Miles
       President and Head of Securitization
       Volkswagen Auto Lease/Loan Underwritten Funding, LLC
       2200 Woodland Pointe Avenue
       Herdon, VA 20171

                                                        Re: Volkswagen Auto
Lease/Loan Underwritten Funding, LLC
                                                            Registration
Statement on SF-3
                                                            Filed January 12,
2023
                                                            File No. 333-269194

       Dear Garett Miles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Structured Finance